

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 13, 2017

<u>Via E-mail</u>
Warren Hosseinion, M.D.
Chief Executive Officer
Apollo Medical Holdings, Inc.
700 N. Brand Blvd., Suite 1400
Glendale, CA  91203

> **Re:    Apollo Medical Holdings, Inc.
> Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2017
> Filed June 29, 2017
> File No. 001-37392**

Dear Mr. Hosseinion:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc:    Mark J. Mihanovic
McDermott Will & Emery LLP
Via E-mail